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2018–2019

Economic

Outlook

2018–2019 Economic Outlook

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance

Tuesday, January 30, 2018

Cover:

Service New Brunswick (SNB 11601)

Translation:

Translation Bureau, Service New Brunswick

Printing and Binding:

Printing Services, Service New Brunswick

ISBN 978-1-4605-1874-8

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including January 19, 2018.

Think Recycling!

2018–2019 Economic Outlook

Global Economy

•	According to the International Monetary Fund (IMF), the global economy is projected to have expanded by 3.6% in 2017, following a 3.2% gain the previous year. Advanced economies grew by 2.2%, while emerging market and developing economies registered growth of 4.6%.

•	The upswing in global economic activity is expected to continue into 2018, with the IMF projecting slightly stronger growth of 3.7%. Once again, global output will be led by emerging market economies (+4.9%), while advanced economies are projected to expand at a more subdued pace of 2.0%.

•	Growth in the euro area is projected to slow to 1.9% in 2018. Beyond that, the outlook is restrained as weak productivity, demographic challenges and debt in some countries are expected to pose a drag on growth.

•	India and China will continue to spearhead growth among the emerging market and developing countries in 2018, with their economies projected to expand by 7.4% and 6.5% respectively. The Chinese authorities are expected to maintain their expansionary policy stance—particularly in the area of public investment aimed at achieving their target of doubling real Gross Domestic Product (GDP) between 2010 and 2020—while ongoing structural reforms in India will continue to encourage growth.

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2018–2019 Economic Outlook

•	The Organization of Petroleum Exporting Countries agreed to extend their production cut agreement into 2018 to stave off further declines in oil prices. Accordingly, the IMF is anticipating petroleum spot prices to average US$50 a barrel in 2017 and 2018.

•	Despite the inward shift towards protectionism among some countries and the broader policy uncertainties surrounding international trade, the IMF is projecting global trade volume in goods and services to increase by 4.0% in 2018, a slightly slower pace than growth recorded the previous year.

•	In the U.S., the IMF is expecting growth of 2.3% in 2018 as economic activity picks up. Growth will be strengthened by strong business and consumer confidence bolstering a further increase in household spending and an uptick in business investment.

•	In December 2017, the U.S. Federal Reserve increased its target for the federal funds rate by hiking its lending rate to 1.5%. As labour market conditions strengthen, a more gradual pace of monetary policy normalization is expected.

•	Total U.S. housing starts reached 1.20 million in 2017. With continued economic gains, the Conference Board of Canada anticipates starts will total 1.37 million in 2018, a 14.2% increase.

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2018–2019 Economic Outlook

•	Employment south of the border is expected to continue its extended growth run into 2018, with the Conference Board projecting that another two million jobs will be added to the U.S. economy, the eighth consecutive year of job growth.

Canadian Economy

•	The Bank of Canada projects growth of 3.0% in 2017 and reports that the Canadian economy is operating at close to capacity. After a strong performance in the first half of the year, economic growth moderated in the third quarter. Consumption growth remained healthy and business investment grew at a solid, albeit slower, pace.

•	Real GDP is projected to grow 2.2% in 2018, supported by rising exports, increased business investment and more government spending. Consumption will moderate and residential investment is expected to be flat, due in part to rising interest rates and a slowdown in the growth of disposable income.

•	Economic growth will be broad-based across sectors in 2018. The service sector should expand, driven by growth in wholesale and retail trade, transportation and warehousing, professional, scientific and technical services, and public administration. The goods-producing industries will maintain their strength, particularly in the construction and manufacturing sectors.

•	Modest export growth is anticipated in 2018 in line with higher foreign demand. Business investment is also expected to increase moderately, supported by spending on machinery and equipment and a recovery of investment in non-residential structures. However, the uncertainty about trade measures and the status of trade agreements with the U.S. may constrain growth.

•	According to private sector forecasts, Canada’s unemployment rate is expected to fall to 5.9% in 2018 and employment is anticipated to increase by roughly 1.4%. Wage gains are expected to increase gradually. Higher overall debt levels and rising interest rates will hinder household disposable income growth. Nevertheless, labour market conditions should improve through greater participation and more hours worked before wage gains add upward pressure on inflation.

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2018–2019 Economic Outlook

•	Private sector forecasts suggest provincial economies will improve in 2018 and growth will be more evenly distributed. British Columbia and Ontario will remain growth leaders as healthy labour markets, strong consumer spending and industry infrastructure outlays support economic activity. Alberta will also be a frontrunner as the energy sector further recovers. Atlantic Canada will show moderate growth. Despite improved circumstances, growth in some provinces may be hampered by housing market corrections and continued uncertainty in trade.

•	In January 2018, the Bank of Canada announced it would increase its benchmark interest rate to 1.25%. With inflation expected to rise to around 2% in 2018 and the economy operating at or near capacity, further interest rate increases remain a possibility.

•	The Canadian dollar is expected to average 80–85 cents US for much of 2018, the result of increased commodity prices.

•	The Canada Mortgage and Housing Corporation projects housing starts will decline in 2018, with starts ranging from 192,200 to 203,000 units.

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2018–2019 Economic Outlook

Statistical Summary - Growth Rates[1] (as of January 19, 2018)
	2016 to 2017
	N.B.	Canada
Population and Labour
Total Population (July 1)	0.3	1.2
Labour Force	-1.2	1.1
Employment	0.4	1.9
Unemployment Rate (%)	8.1	6.3
Participation Rate (%)	61.5	65.8
Wages and Salaries[2]	2.8	3.6
Consumers and Housing
Retail Trade[2]	7.0	7.0
Consumer Price Index[2]	2.3	1.6
Housing Starts	26.4	11.0
Business
Manufacturing Sales[2]	15.9	6.3
International Exports[2]	19.1	7.2
Building Permits[2]	17.5	10.7

1 Per cent change unless otherwise indicated.

2 Year-to-date (unadjusted for seasonality).

Source: Statistics Canada.

New Brunswick Economy

•	The Department of Finance estimates real economic growth of 1.3% in 2017. The consensus among private sector forecasters is slightly higher with growth of 1.5%.

•	Stronger-than-expected growth in 2017 was observed in retail trade, tourism, housing construction and manufacturing.

•	Retail sales were robust throughout 2017 and are expected to grow by 7.0% for the year. Growth reflects wage gains and higher sales in motor vehicle and parts dealers, and gasoline stations. Combined, these two subsectors are responsible for more than 75% of the increase for the year.

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2018–2019 Economic Outlook

•	Housing starts jumped 26.4% to 2,324 units in 2017, the first increase since 2010. Gains were most pronounced in Moncton and Saint John.

•	Employment grew for the first time in four years, up 0.4% in 2017. Moreover, full-time employment increased by 5,400 offsetting part-time job losses.

•	Supported by the rise in full-time jobs, growth in wages and salaries continued to strengthen, increasing 2.8% in the first three-quarters of 2017.

•	The manufacturing sector provided a solid lift to growth in 2017, up 15.9% over the January-to-November period. Sales of non-durable goods accounted for most of the increase.

•	Tourism was boosted by celebrations of Canada’s 150th anniversary of Confederation, the Rendez-Vous 2017 Tall Ships Regatta and the East Coast Music Awards. Investment through the New Brunswick tourism growth strategy, New Tourism Economy, will provide support for continued development.

•	New Brunswick’s population grew for the second year in a row, reaching an all-time high of 759,655 on July 1, 2017. Net international migration was the main driver of growth, fueled by immigration programs such as the Atlantic Immigration Pilot and the New Brunswick Provincial Nominee Program.

•	The Department of Finance anticipates real GDP growth of 1.1% in 2018, consistent with the consensus among private sector forecasters.

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2018–2019 Economic Outlook

•	Employment is expected to show growth for a second consecutive year as increased food production and investments in the fisheries sector and in public sector infrastructure help offset declines in other areas.

•	Mining output will continue to be supported by continued strength in global commodity prices and ongoing production at the Caribou mine. In addition, the Trevali Mining Corporation received the mining lease for the former Restigouche mine. Initial production from this mine is expected to start during the second half of 2018, and will supplement output and operations at the Caribou facility.

•	New Brunswick’s forestry sector should sustain modest growth into 2018 due to sustained strength in U.S. housing activity, high wood prices and a low Canadian dollar. However, the sector may face some competitive pressures arising from U.S. tariffs on softwood lumber products. This uncertainty may limit investment in the near-term as lumber producers adjust to this operating environment.

•	The fishing and aquaculture sectors are anticipated to grow in 2018. High prices for fish products will continue to support jobs and incomes, while further investment will assist growth through the implementation of more sustainable and productive methods.

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2018–2019 Economic Outlook

•	Activity in the agricultural sector should pick up in 2018, bolstered by rising demand for potatoes coming from the new production line at McCain Foods. Increased blueberry production and growth in maple syrup operations may also provide modest stimulus to the sector.

•	Private sector investment is expected to moderate in 2018 owing to the wind down of existing projects. However, the $205 million expansion at Port Saint John is still ongoing and will continue to support investment in the province.

•	Government infrastructure spending will encourage economic activity in the province in the medium-term, counteracting a slower private sector investment environment.

•	Provincial exports are anticipated to grow in 2018 as the U.S. economy continues to strengthen and major primary sectors boost production.

•	Although still low, interest rates are projected to gradually increase in 2018, limiting the growth of household consumption.

•	The development of a legalized recreational-use cannabis market will have a modest positive impact on investment and employment in 2018.

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2018–2019 Economic Outlook

New Brunswick Economic Indicators Growth Rates[1], 2015 to 2022
						2020–
	2015	2016	2017	2018	2019	2022
Economic Accounts *
Gross Domestic Product (GDP)	2.0	3.6	3.3	2.5	2.2	1.9
Household Final Consumption Expenditures	1.8	2.7	3.2	2.4	2.7	2.8
Gross Fixed Capital Formation	1.2	2.4	4.8	1.2	-0.1	-0.9
GDP (real)	2.4	1.2	1.3	1.1	0.9	0.7
Income *
Primary Household Income	1.0	3.9	2.5	2.2	2.5	2.5
Population and Labour **
Total Population (July 1)	-0.1	0.5	0.3	0.2	0.2	0.1
Labour Force	-0.7	-0.4	-1.2	0.3	0.2	0.0
Employment	-0.6	-0.1	0.4	0.2	0.1	0.0
Unemployment Rate (%)	9.8	9.5	8.1	8.2	8.3	8.3
Participation Rate (%)	62.7	62.3	61.5	61.6	61.6	61.4
Other **
Consumer Price Index[2]	0.5	2.2	2.3	1.5	1.6	1.6
Housing Starts	-12.3	-7.9	26.4	-7.9	1.9	-2.0
Retail Trade[2]	2.1	1.8	7.0	2.5	2.7	2.8
1 Per cent change unless otherwise indicated.

2 Year-to- date for 2017 (unadjusted for seasonality; as of January 19, 2018). Sources: Statistics Canada and NB Finance * 2017–2022 ** 2018–2022.

•	New Brunswick’s aging population remains a demographic challenge that will continue to hamper economic growth potential.

•	The Sisson tungsten mine still presents upside growth potential over the long-term.

•	The Comprehensive Economic and Trade Agreement may stimulate New Brunswick’s economy over the long-term, as trade with Europe develops further and Europeans start importing more of the province’s primary sector products.

•	Protectionist sentiment in the U.S. market represents a downside risk to the forecast as export-oriented industries continue to function in a climate of uncertainty. Operating in this type of environment may lead to slower export growth and delays in planned investment as businesses seek greater clarity on the long-term outcome of the North American Free Trade Agreement renegotiations.

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2018–2019 Economic Outlook

New Brunswick Economic Indicators

New Brunswick Economic Indicators (as of January 19, 2018)
	Annual			Year-to-Date*
			%			%	Reference
Indicators	2015	2016	Change	2016	2017	Change	Period
Labour
Population 15 Years and Over (‘000)	622.0	623.4	0.2	623.4	624.7	0.2	Jan.–Dec.
Labour Force (‘000)	390.2	388.6	-0.4	388.6	383.9	-1.2	Jan.–Dec.
Employment (‘000)	351.8	351.5	-0.1	351.5	352.9	0.4	Jan.–Dec.
Full-time (‘000)	297.9	296.5	-0.5	296.5	301.9	1.8	Jan.–Dec.
Part-time (‘000)	53.9	55.0	2.0	55.0	51.0	-7.3	Jan.–Dec.
Goods-producing Sector (‘000)	72.7	72.8	0.1	72.8	73.3	0.7	Jan.–Dec.
Services-producing Sector (‘000)	279.1	278.6	-0.2	278.6	279.6	0.4	Jan.–Dec.
Unemployment (‘000)	38.4	37.1	-3.4	37.1	31.0	-16.4	Jan.–Dec.
Participation Rate (%)	62.7	62.3	…	62.3	61.5	…	Jan.–Dec.
Employment Rate (%)	56.6	56.4	…	56.4	56.5	…	Jan.–Dec.
Unemployment Rate (%)	9.8	9.5	…	9.5	8.1	…	Jan.–Dec.
Average Weekly Earnings ($)	855.42	875.15	2.3	873.19	881.94	1.0	Jan.–Oct.
Wages and Salaries ($M)	14,520.2	15,064.2	3.7	11,210.9	11,526.5	2.8	Jan.–Sep.
Employment Insurance Beneficiaries	41,251	42,826	3.8	42,666	42,523	-0.3	Jan.–Nov.
Consumers
Retail Trade ($M)	11,728.4	11,943.8	1.8	9,815.9	10,504.5	7.0	Jan.–Oct.
New Motor Vehicle Sales (units)	44,735	44,984	0.6	42,539	42,219	-0.8	Jan.–Nov.
New Motor Vehicle Sales ($M)	1,533.9	1,619.8	5.6	1,523.3	1,611.8	5.8	Jan.–Nov.
Food Services and Drinking Places ($M)	1,085.2	1,162.2	7.1	969.4	992.1	2.3	Jan.–Oct.
Consumer Price Index (2002=100)	125.4	128.2	2.2	128.2	131.1	2.3	Jan.–Nov.
Housing
Housing Starts (units)	1,995	1,838	-7.9	1,838	2,324	26.4	Jan.–Dec.
Residential Building Permits ($M)	419.4	479.0	14.2	471.5	459.2	-2.6	Jan.–Nov.
MLS® Residential Sales (units)	6,682	7,427	11.1	7,427	7,935	6.8	Jan.–Dec.
Business
Manufacturing Sales ($M)	16,919.9	16,269.2	-3.8	14,871.5	17,238.8	15.9	Jan.–Nov.
International Exports ($M)	12,210.1	10,642.5	-12.8	9,782.9	11,651.6	19.1	Jan.–Nov.
Non-residential Building Permits ($M)	402.6	508.9	26.4	494.7	676.2	36.7	Jan.–Nov.
Industrial and Commercial ($M)	250.8	388.6	54.9	376.5	428.7	13.9	Jan.–Nov.
Institutional and Government ($M)	151.7	120.3	-20.7	118.2	247.5	109.4	Jan.–Nov.
Wholesale Trade ($M)	6,404.9	6,201.2	-3.2	5,201.4	5,557.6	6.8	Jan.–Oct.
Farm Cash Receipts ($M)	572.3	606.3	5.9	445.8	432.9	-2.9	Jan.–Sep.
Lumber Shipments (‘000 m3)	3469.9	3601.7	3.8	3033.9	3075.2	1.4	Jan.–Oct.
Demographics
Population (July 1)	753,944	757,384	0.5	757,384	759,655	0.3	…
Natural Increase (July 1 to June 30)	-326		…	-554		…
Net Migration (July 1 to June 30)	3,766		…	2,825		…
.. Not available	… Not applicable
* Year-to-date (unadjusted for seasonality)

MLS® is a registered trademark of the Canadian Real Estate Association.

Sources: Statistics Canada and Canadian Real Estate Association.

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